 SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ERIN ENERGY CORP.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

295625107
(CUSIP Number)

Alhaji Murhi Busari

26 T.Y. Danjuma Street

F.C.T., Abuja, Nigeria

Telephone: 2348035103992

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 3, 2017
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed ” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 295625107

1	NAME OF REPORTING PERSON Oltasho Nigeria Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 116,108,833
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 116,108,833
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 53.8%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 295625107

1	NAME OF REPORTING PERSON Latmol Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,515,927
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,515,927
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14		TYPE OF REPORTING PERSON OO

CUSIP No. 295625107

1	NAME OF REPORTING PERSON Alhaji Murhi Busari
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [X] (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 117,624,760
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 117,624,760
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 54.5%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 295625107

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Erin Energy Corp., a Delaware corporation (the “Issuer” or the “Company”), which has its principal executive offices at 1330 Post Oak Blvd., Suite 2250, Houston, Texas 77056.

Item 2.  Identity and Background

(a)  This statement is filed by Oltasho Nigeria Limited, a Nigerian limited company (“Oltasho”), Latmol Investment Limited, a Nigerian limited company (“Latmol”) and Alhaji Murhi Busari (“Busari”). Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Busari is the Chairman of Oltasho and Latmol. By virtue of this relationship, Busari is deemed to beneficially own the securities beneficially owned by Oltasho and Latmol.

Each of the Reporting Persons is a party to that certain Joint Filing Agreement described in detail in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)  The principal business address of each of the Reporting Persons is 26 T.Y. Danjuma Street, F.C.T., Abuja, Nigeria.

(c)  The principal occupation of Oltasho and Latmol is Real Estate Development and Investment. The principal occupation of Busari is Real Estate Development and Investment and Media Entrepreneur.

(d)  No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  Oltasho and Latmol are organized under the laws of the Federal Republic of Nigeria. Busari is a citizen of the Federal Republic of Nigeria.

Item 3.  Source and Amount of Funds or Other Consideration

On April 3, 2017, an aggregate of 116,108,833 shares of the Issuer’s Common Stock previously held by Allied Energy PLC (“Allied”), were foreclosed upon by Oltasho, in connection with the failure of Allied to timely repay $50 million owed to Oltasho, pursuant to the terms of a loan agreement and certain stock pledges.

On April 13, 2017, an aggregate of 1,515,927 shares of the Issuer’s Common Stock previously held by CAMAC Int’l (Nigeria) Ltd. (“CAMAC International”), were foreclosed upon by Latmol, in connection with the failure of CAMAC International to timely repay $50 million owed by CAMAC International to Latmol, pursuant to the terms of a loan agreement and a stock pledge.

Subsequent to the above, on July 5, 2017, Oltasho and Latmol entered into a Voting Agreement with Dr. Kase Lawal (the “Voting Agreement”). Pursuant to the Voting Agreement, Oltasho and Latmol provided complete authority to Dr. Lawal to vote the 117,624,760 shares foreclosed upon (and any other securities of the Issuer obtained by Oltasho and/or Latmol in the future) at any and all meetings of stockholders of the Issuer and via any written consents. The Voting Agreement has a term of approximately 10 years, through July 31, 2027, but can be terminated at any time with the mutual consent of the parties. In connection with their entry into the Voting Agreement, Oltasho and Latmol each provided Dr. Lawal an irrevocable voting proxy to vote the shares covered by the Voting Agreement. Additionally, Oltasho and Latmol agreed not to transfer the shares covered by the Voting Agreement, during the term of such agreement, except pursuant to certain limited exceptions described in the Voting Agreement.

CUSIP No. 295625107

The result of the Voting Agreement was another change in control of the Issuer, with Dr. Lawal obtaining voting control over 117,624,760 shares of the Issuer’s Common Stock, or 54.5% of the Issuer’s Common Stock as of the parties’ entry into the Voting Agreement. Total consideration provided to Oltasho and Latmol for the Voting Agreement was $10, provided that Oltasho and Latmol have no desire to control the Issuer and believe that voting control of the Issuer was best determined by Dr. Lawal, a United States resident, who has extensive knowledge of United States laws and the assets and operations of the Issuer, as Dr. Lawal was, until he recently retired, the Chairman and Chief Executive Officer of the Issuer.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

The Reporting Persons acquired control over the shares of the issuer in connection with the foreclosure of share pledges securing amounts owed to certain of the Reporting Persons as described above.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, the Reporting Persons may purchase additional securities of the Issuer or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

The Reporting Persons do not have any immediate plans or proposals which relate to or result in:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5.  Interest in Securities of the Issuer.

(a)	Oltasho beneficially owns 116,108,833 shares of Common Stock (53.8% of the Issuer’s outstanding Common Stock as of the date of this filing); Latmol beneficially owns 1,515,927 shares of Common Stock (0.7% of the Issuer’s outstanding Common Stock as of the date of this filing); and Busari beneficially owns 117,624,760 shares of Common Stock (54.5% of the Issuer’s outstanding Common Stock as of the date of this filing), due to the fact that he is deemed to beneficially own the shares of Common Stock held by Oltasho and Latmol (as described above), provided that the Reporting Persons have provided Dr. Lawal the right to vote all of such shares pursuant to the Voting Agreement described above.

CUSIP No. 295625107

(b)	Oltasho shares the power to dispose of 116,108,833 shares of Common Stock (53.8% of the Issuer’s outstanding Common Stock as of the date of this filing); Latmol shares the power to dispose of 1,515,927 shares of Common Stock (0.7% of the Issuer’s outstanding Common Stock as of the date of this filing); and Busari shares the power to dispose of 117,624,760 shares of Common Stock (54.5% of the Issuer’s outstanding Common Stock as of the date of this filing), together with Oltasho and Latmol, subject to the restrictions on transfer set forth in the Voting Agreement. The Reporting Persons have provided Dr. Lawal the sole power to vote all of such 117,624,760 shares pursuant to the Voting Agreement.

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 117,624,760 shares of Common Stock beneficially owned by the Reporting Persons.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Voting Agreement described in Item 3 above is incorporated by reference in this Item 6 by reference.

The Reporting Persons have entered into a Joint Filing Agreement pursuant to which, among other things, the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

10.1	Voting Agreement, dated as of July 5, 2017, by and among Dr. Kase Lawal, Latmol Investment Limited and Oltasho Nigeria Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017)

99.1	Joint Filing Agreement by and among Oltasho Nigeria Limited, Latmol Investment Limited and Alhaji Murhi Busari, dated July 31, 2017

CUSIP No. 295625107

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: July 31, 2017

Oltasho Nigeria Limited

/s/ Alhaji Murhi Busari
Alhaji Murhi Busari
Chairman

Latmol Investment Limited

/s/ Alhaji Murhi Busari
Alhaji Murhi Busari
Chairman

/s/ Alhaji Murhi Busari
Alhaji Murhi Busari

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.